DXI Energy Inc. Announces Leadership Changes and
Operational Update for Q4 2018
Files Application To Drill at Woodrush Project in NE B.C.
Reflects on Oil and Natural Gas Prices

VANCOUVER, BRITISH COLUMBIA, December 12, 2018 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), is an upstream oil and natural gas company exploring and producing oil and gas in Colorado’s Piceance Basin and British Columbia’s Peace River Arch region.

DXI is announcing today that Robert L. Hodgkinson (Bob) has resigned as CEO but will remain as Chairman. After many years of loyal service as a Director, Craig Sturrock is going to step down. We thank Craig for his insight and tireless service.

Sean Sullivan (Sean) will assume the duties of President and CEO. By way of introduction and background, Sean retired as Chairman, President and CEO of Elkhorn Holdings in June of 2016. During his time there he was a long time member of the Board of Directors of the American Pipeline Contractors Association and served for several years as president of Affinity Insurance, LTD, one of the largest member owned heterogeneous group captive reinsurance companies in existence. After 10+ years as a Field Clerk and Financial Manager for R L Frailey in Wyoming and Tulsa, OK, he served as CFO of American Spring and Wire in Chicago before moving to Pittsburgh, PA to be COO of Wesmar Partners, a private equity firm with a broad range of US portfolio companies both from a geographic and industry standpoint. Both partners at Wesmar had previously been directors at the Hillman Company, which at separate times had owned R L Frailey and American Spring. Sean was a strategic liaison between the partners and individual company CEO’s. He and his family moved to Evanston WY in 1995/97 to facilitate buying Elkhorn Construction from its founders, Ken and Cindy Savage through and for an Employee Stock Ownership Trust (ESOT). This allowed every employee to earn shares as an owner. Ken and Sean had worked together at R L Frailey until Ken started Elkhorn in 1984. The ESOT borrowed 100% of the funds to buy 100% of the stock and paid the debt off in 2.5 years. From 110 employees and $10 million of annual revenue, the company grew to over 2,500 employee owners and $453 million in annual revenue. Elkhorn was sold in 2013 in a cash free debt free deal for over 165 times the original purchase price and all funds went to the employee owners. Sean was blessed to find and be surrounded by field and office team members and fellow executives who had the character, talent and drive to make all of this possible. Sean and his family are the second largest shareholders of DXI.

In addition to Sean joining the Board of Directors, Edward (Ed) Aabak has agreed to be an independent director. Ed is a seasoned industry executive originally from Canada who was an Executive Vice President of Western Gas at the time of its sale to Anadarko. He is currently Managing Director of Flatiron Field Services LLC. in Denver. Please note that Bob, Sean and Ed have all agreed that they would receive no compensation until such time as DXI has achieved positive cash flow for 3 consecutive months and the stock price has recovered to a level the Board finds acceptable for shareholders.

Today, the Company announced that it has formally activated its application to the Province of British Columbia Oil & Gas Commission (“BCOGC”) to drill an oil and gas exploration well at c-089-E/94-1-H approximately one km southeast of the main production facilities at Woodrush. The objective is a significant 3D-seismic defined Halfway anomaly resulting from an advanced Israeli-developed (Paradigm) seismic reprocessing program undertaken by the Company over the past two years, heretofor never used in North America. The well is expected to be spudded prior to March 15, 2019, subject to completion of financing activities currently-in-progress. Success of this well will lead to the future drilling of additional large anomalies also imaged using this technique on Company lands.

The Company has concluded its consultation regarding environmental and wildlife concerns with the relevant First Nation groups in the immediate region over the past four months, having received First Nations’ approval for the site access and location of the requisite drilling pad to be utilized, prior to submission of the Application to BCOGC. We will continue to consult regularly with First Nations as operations progress.

Chairman, Hodgkinson states: “The c-089-E/94-H-1 well is an important well for our Company. Due to the size of the anomaly, commercial success would lead to a multitude of offset drilling locations and, in turn, to a “Canadian class” development asset for our Company.”

Oil prices in Western Canada are showing signs of recovery from the effects of pipeline restrictions in the summer of 2018 as both Federal and Provincial governments are working with the oil and gas industry to move our Western Canadian crude oil production to new markets by no later than mid-2019. This timing will fit very nicely with the expected timing of an increase in oil production at Woodrush from a successful new well.

Spot gas prices in NEBC are currently close to our variable cost of producing and transporting. We are closely monitoring this spot market now that we have no firm service obligation, effective November 1, 2018, and will produce our gas when profitable.

Reflecting on Company’s ~25% interest in 12 producing gas wells in Colorado’s Piceance Basin, natural gas prices continue to remain firm in the mid US$4 range, an increase of ~65% from the $2.75 price average in the first 9 months of 2018. Combined with a reduction in fixed operating costs due to field efficiencies introduced by Terra Energy, Kokopelli’s new ‘operator’, we expect netbacks from US natural gas operations to increase by ~90% to the $12.50/ BOE range in Q4 for the current year and into 2019 and hereafter provide net tax free cash flow of $15,000 + per month.

Bob and Sean want to additionally note that litigation has been initiated to resolve the Financial Contract Liability (“PUT”) as described in our consolidated financial statements. Together with our Colorado counsel, we feel confident this overhang can be eliminated in the short term.

We are also pursuing methods to eliminate all or as much as possible of existing debt and corresponding interest expense and cash drain through conversion of this debt to equity, despite the dilution which will result.

We will continue to pursue additional investment capital. Current shareholders and accredited and institutional investors who wish to participate in a unique investment opportunity through a private placement, are encouraged to contact our CFO, David Matheson. Mr. Matheson can be reached in his office at 604-638-5054 or his cell is 760-895-8516. His fax number is 604-638-5051 and his email is dmatheson@dxienergy.com

Sean welcomes this new and significant challenge. He and Bob believe in the assets, team, drilling prospects and vow to work together to restore shareholder confidence and value.

Additional updates will be provided as things develop.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: investor@dxienergy.com